EX-99.77N: Actions required to be reported pursuant to Rule 2a-7

On March 31, 2012, the Money Market Fund of Northern Funds held corporate notes of Eksportfinans A.S.  Such note was not an Eligible Security (as defined by Rule 2a-7 of the Investment Company Act of 1940) since it was downgraded by Moody’s on November 22, 2011. The Board of Trustees of Northern Funds determined that it was not in the best interest of the Money Market Fund to dispose of the security.